Mail Stop 3561

November 29, 2007

Mr. John Dean Harper
Chief Executive Officer
Tone in Twenty
201 Las Vegas Blvd. S., Suite 200
Las Vegas, NV 89101

Re: **Tone in Twenty, Inc.**
        Registration Statement on Form SB-2
        File No. 333-147111
        Filed on November 2, 2007

Dear Mr. Harper,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Tone in Twenty, Inc.
November 29, 2007
Page 2

2. Please note that the dealer prospectus delivery obligation should appear on the outside back cover page of the prospectus. Please revise accordingly. Refer to Item 502(b) of Regulation S-B.

Cover Page

3. Please revise the cover page to state that the selling shareholders will sell at a price of $0.02 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Our Company

4. Please expand your summary to more fully describe your current operations, or plan of operations, including the goods and/or services that you provide, or intend to provide, to the marketplace. Please add a snapshot of the current state of your business, i.e., that you currently do not have any operations and your only revenue came from an evaluation you conducted from January – June 2007. Please provide an estimate of the time frame before you commence operations and any obstacles involved before you can fully commence operations.

5. In one of the opening paragraphs, please provide your revenues and net losses for the most recent audited period to provide a financial snapshot of your company.

6. In one of the opening paragraphs, please also disclosure that your auditors have issued a going concern opinion.

OTC/BB Symbol

7. Please revise to disclose your intention to file an application for listing on the OTC Bulletin Board.

Risk Factors

8. Please delete the "Note" following the risk factors. You should disclose all known risks.

We may not be able to raise sufficient capital

9. In this risk factor, please also address the risk that you may not have enough funds to implement your business plan.

Because we are a developmental company, we have generated no revenues...

10. Your financial statements indicate that you generated revenues of $7,979 in your last fiscal year. Please revise this risk factor accordingly.

The success of our business depends on the viability and acceptance of isometric training techniques.

11. Please revise this risk factor or, as necessary, add a risk factor to address whether isometric fitness training is considered a fad or a new form of fitness training. Your present disclosure is unclear as to whether the isometric fitness training techniques that you teach are universally accepted forms of fitness training.

We may not be able to find suitable employees

12. Your disclosure indicates that you rely on "the services and expertise of [your] officers and directors." Please revise to clarify that Mr. Harper is your sole officer and your sole director. Your current disclosure gives the impression that the company relies on the combined expertise of different individuals who serve as your officers and directors.

The Public will bear a substantial risk of loss

13. You indicate in this risk factor that the capital by the Company is being sought entirely from the proceeds of this Offering. Elsewhere you indicate that you will not receive any proceeds. Please revise this risk factor as appropriate.

Offering Information

14. Please revise the first paragraph for clarity. It is unclear what you mean by "promulgated thereunder as a transaction involving a public offering."

Dilution

15. We note that the shares of common stock underlying the conversion of the preferred stock are not currently issued and outstanding. Please revise this section accordingly.

Our Company

16. Substantially revise this section to describe the current state of your business operations. To the extent you discuss future business plans or strategies, please add disclosure about the implementation costs, the source of funds and the potential timeline for implementing a plan or strategy.

17. You attribute certain information regarding the success of isometric programs to www.wikipedia.org. Because it appears information on this website may be modified, please confirm that you have independently, or otherwise, verified the

accuracy of the information you have cited or revise to state that the information presented is your belief about the industry.

The Industry

18. Please disclose the sources supporting your factual assertions or revise to state the information presented is your belief.

19. Please note that is not appropriate to instruct investors to conduct their own research in order to understand this offering. As such delete the language following "Note." Revise the prospectus to provide the information relating your industry necessary for investors to understand and evaluate your offering. For instance, describe competitive business conditions and your competitive position in the industry and methods of competition. Refer to Item 101 of Regulation S-B.

Our Strategy

20. Please expand this section to more fully describe your proposed strategy for success in the highly competitive fitness industry.

Intellectual Property

21. You refer to "the non-patentable technology, knowledge and expertise of [your] personnel and collaborators." However, you disclose elsewhere in the prospectus that your only employee is Mr. Harper. Please revise to discuss Mr. Harper's technical expertise, and to describe the intellectual property contributions made, or expected to be made, by Mr. Harper and any third-parties. Clarify the technical experience in isometrics of your current personnel. Further, please revise to explain the role of technology in the isometric training industry and how technological expertise might translate into a competitive advantage for your company.

Personnel

22. Please delete reference to "this Private Placement Memorandum."

Revenues

23. Please provide additional disclosure describing how you generated revenues during the year ended August 31, 2007. In addition, please describe your plan of operations for the next twelve months, including how long you can satisfy your cash requirements given your current amount of working capital. Refer to Item 303(a) of Regulation S-B.

24. Please disclose your monthly burn rate.

Liquidity and Capital Resource

25. You disclose that your sole officer / director has agreed to donate funds for your operations over the next 12 months. Please indicate that there is no guarantee that he will continue to do in the future or disclose if you have an agreement otherwise.

Selling Shareholders

26. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the Preferred Stock; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the common stock and Preferred Shares.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Certain Relationships and Related Transactions

27. Please identify the recipients of the shares issuances in February, March and August of 2007.   Refer to Item 404(a)(1) of Regulation S-B.

28. It is unclear why your engagement of Moore & Associates is identified as a related transaction. Please revise to explain why it is properly characterized as a related transaction.

29. We note your reference to office space contributed by Mr. Harper to the company. Where you deem appropriate, please disclose the location, and describe the condition, of the company's property. Refer to Item 102 of Regulation S-B.

Exhibit 5.3

30. Your exhibit list indicates that the opinion was prepared by Thomas C. Cook, and not the Law Offices of John Dean Harper. Please revise to reconcile.

31. Please revise to state that the 425,000 shares of common stock are validly issued, fully paid and non-assessable, rather than "were."

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are

Tone in Twenty, Inc.
November 29, 2007
Page 7

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile
        (702) 384.2261